UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)
_________________________________________________________________
(Translation of Registrant’s Name Into English)

México
_________________________________________________________________
(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México
_________________________________________________________________
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
SUMMARY OF THE RESOLUTIONS ADOPTED BY
THE ANNUAL GENERAL SHAREHOLDERS’ MEETING
APRIL 16, 2013

This summary of the resolutions adopted by the Annual General Shareholders’ Meeting of April 16, 2013 includes only the resolutions requiring a vote by shareholders.

IV. Discussion, approval, and amendment, if any, of the Reports mentioned in items I and II. Resolutions in this regard.

The shareholders approved by a majority the following resolutions:

FIRST.- The reports and opinion of the Board of Directors, the report of the Chief Executive Officer, and the audited consolidated financial statements of the Company and its subsidiaries and the legal entity financial statements of the Company for the year ended December 31, 2012, were approved, in their entirety and in each of their parts.

SECOND.- Append copies of the reports and opinion as well as the consolidated and unconsolidated financial statements mentioned in the previous resolution to the Acts of the Shareholders’ Meeting.

V. Allocation of net income, increase in reserves, and approval of the amounts for share repurchases. Resolutions in this regard.

The shareholders approved by a majority the following resolutions:

FIRST.- The application of results, as well as the determination of the final balances, were approved in the form proposed by the Board of Directors, in accordance with the presentation of the Chairman of the Board of Directors.

SECOND.- An amount of up to Ps. 400,000,000.00 (Four hundred million pesos) was authorized for the share repurchase fund for the Company’s Series B shares, to be used in accordance with the terms proposed by the Chairman of the Board, in the best interests of the Company.

VI. Designation or ratification, as required, of the members of the Board of Directors, the Chairman of the Board of Directors, the Chairman of the Audit and Corporate Practices, Finance and Planning Committees. Resolutions in this regard.

The shareholders approved by a majority the following resolutions:

FIRST.- José Luis Guerrero Álvarez, Sergio Fernando Montaño León, and Luis Fernando Zárate Rocha were ratified as patrimonial Directors.

SECOND.- Diego Quintana Kawage was designated as a proprietary Director; Jacques Follain and Loïc Briand were designated as patrimonial Director and Alternate, respectively; and Alonso Quintana Kawage was designated as a patrimonial Director by the shareholders holding the Series “BB” shares of the Company.

THIRD.- Elsa Beatriz García Bojorges, Ricardo Gutiérrez Muñoz, and Carlos Guzmán Bofill were designated as Independent Directors. In addition, Luis Guillermo Zazueta Domínguez and Alberto Felipe Mulás Alonso were ratified as Independent Directors.

FOURTH.- Diego Quintana Kawage was ratified as Chairman of the Board of Directors.

FIFTH.- Elsa Beatriz García Bojorges was approved as Chairman of the Audit, Corporate Practices, Finance and Planning Committee.

SIXTH.- Alberto Felipe Mulás Alonso was ratified as Chairman of the Corporate Practices, Finance and Planning Committee.

SEVENTH.- Rodrigo Antonio Quintana Kawage and Alfredo Domínguez Sánchez were ratified as Secretary and Pro Secretary, respectively, of the Board of Directors, without being members of the Board of Directors.

EIGHTH.- The Board of Directors includes the members nominated by the Series BB shareholders and those approved by the Shareholders Meeting, as follows:

Members of the Board of Directors

Director	Position
Diego Quintana Kawage	Chairman and Patrimonial Director
José Luis Guerrero Álvarez	Patrimonial Director
Sergio Fernando Montaño León	Patrimonial Director
Luis Fernando Zárate Rocha	Patrimonial Director
Alonso Quintana Kawage	Patrimonial Director
Jacques Follain Loic Brïand (Alternate)	Patrimonial Director
Luis Guillermo Zazueta Domínguez	Independent Director
Alberto Felipe Mulás Alonso	Independent Director
Carlos Guzmán Bofill	Independent Director
Elsa Beatriz García Bojorges	Independent Director
Ricardo Gutiérrez Muñoz	Independent Director
Rodrigo Antonio Quintana Kawage	Secretary (not a member)
Alfredo Domínguez Sánchez	Prosecretary (not a member)

VII.  Discussion and, in the event, approval, of a proposal to pay emoluments to members of the Board of Directors and the board Committees. Resolutions in this regard.

FIRST.- Payment of an emolument of Ps. 50,000.00 (Fifty thousand pesos) net for Directors, permanent invitees, and secretaries for each meeting of the Board or Special Committee that they attend was approved.

SECOND.- Payment of an honorarium of Ps. 4,000.00 (Four thousand pesos) net for Independent Directors for each hour that they dedicate solely to the affairs of the Company, through presentation to management of a report of the work undertaken, was approved.

THIRD.- This emolument – and the conditions – will remain in place until the Shareholders’ Meeting modifies it.

VIII. Discussion and, in the event, approval of a proposal of the Board of Directors to reduce the minimum fixed capital by means of a reimbursement to shareholders, without reducing the number of shares representing social capital, and, in the event, amend Article Six of the Company’s Bylaws accordingly. Resolutions in this regard.

FIRST.- Approval was given to reduce the fixed minimum social capital of the company in the amount of Ps. 1,200,000,000.00 (One billion two hundred million pesos), without reducing the total number of shares representing the authorized social capital, by means of a reimbursement to shareholders in the amount of Ps. 3.00 pesos (Three pesos) per share.

SECOND.- Approval was given to make payment of the capital reimbursement to shareholders in five installments.  A first extraordinary payment of Ps. 400,000,000.00 (Four hundred million pesos), or Ps.1.00 per share, will be paid no later than June 28, 2013, against delivery of coupon 24. The remaining Ps. 800,000,000.00 (Eight hundred million pesos) will be paid in four quarterly installments of Ps. 200,000,000 (Two hundred million pesos), or Ps. 0.50 per share, on or before the following dates: July 31, 2013, against delivery of coupon 25; October 31, 2013, against delivery of coupon 26; January 31, 2014, against delivery of coupon 27; and April 30, 2014, against delivery of coupon 28.

THIRD.- Modification of the first paragraph of Article Six of the Company’s Bylaws was approved as follows:

“ARTICLE SIX.         Social Capital.

The social capital will be variable. The fixed minimum capital without right of withdrawal is Ps. 2,708,446,826.75 (Two billion, seven hundred eight million, four hundred forty-six thousand, eight hundred twenty-six and 75/100 pesos), represented by 400,000,000 (Four hundred million) ordinary shares, nominative, representative of Class I, without par value, fully subscribed and paid. The variable part of social capital is unlimited and will be represented by the number of ordinary shares, nominative, of Class II, and will have such other characteristics as the shareholders’ meeting approves for their issuance. Both classes of the Company’s social capital will be divided in two series, as follows …”

FOURTH.- Approval was given for the cancellation and withdrawal of all the stock certificats in circulation representing the social capital of the Company, and the issuance and exchange of new certificates that include the change in Article Six of the Bylaws.

FIFTH.- The Secretary and Prosecretary of the Board of Directors were instructed, acting severally or jointly, to make the publications referred to in Article Thirteen of the Bylaws and Article Nine of the General Law for Corporations, and also to make known, by means of such notices that are legally required, the date and time of payment of the reimbursement of capital, as well as the procedures for cancellation, substitution, and delivery of the new share certificates representing the Company’s social capital.

SIXTH.- The Secretary and Pro Secretary of the Board of Directors, acting severally or jointly, were instructed to make known to S.D. INDEVAL Institución para el Depósito de Valores, S.A. de C.V., the sense of the foregoing resolutions in preparation for the payment of the reimbursement of capital and the cancellation, issuance, and substitution of the new share certificates to be issued in favor of the aforesaid institution as a result of the modification of the Bylaws approved by the Shareholders’ Meeting.

SEVENTH.- Make such entries in the Company’s financial statements and the Share Registry and the Change in Capital as required.

EIGHTH.- Request from the stock market authorities the updating of the Company’s stock in the National Share Registry, in the form and under the terms provided by applicable legal dispositions.

NINTH.- Approval was given to instruct the Secretary and Prosecretary of the Board of Directors to appear before a Notary Public of their choice to formalize the protocolization of the certified copy of the Bylaws, in accordance with the dispositions of the National Banking and Securities Commission.

TENTH.- The Secretary and Prosecretary of the Board of Directors were instructed, acting jointly or severally, to publish or give notice of the resolutions of this Ordinary and Extraordinary General Shareholders’ Meeting.

IX. Appointment of Special Delegates. Resolutions in this regard.

FIRST.- Rodrigo Antonio Quintana Kawage, Alfredo Domínguez Sánchez, Jessika Leticia Guerrero González, Angélica Batista González, and Héctor Francisco León Ezquerra were appointed special delegates in order to carry out, acting jointly or severally, such acts as might be necessary to make effective each of the resolutions approved by this Ordinary and Extraordinary General Shareholders’ Meeting and to formalize them by means of partial or total protocols of the acts of the Meeting, before a Notary Public of their selection, as well as to undertake any other actions complementary to the foregoing or that might be necessary or useful to give full effect to these resolutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: April 18, 2013